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SEC FILE NUMBER
8-49727

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortune Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitch Whitenack	724-846-2488 x217	mitch@fortunefinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally and Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

3578	5-19-2009
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fortune Financial Services, Inc., as of December 31st, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

[signature]

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Stacie L. Weckerly, Notary Public
Beaver County
My commission expires July 27, 2023
Commission number 1200953
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORTUNE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts has been subjected to audit procedures performed in conjunction with the audit

of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

We have served as the Company's auditor since 2015.

Pittsburgh, Pennsylvania
February 28, 2023

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$ 1,269,733	
Cash in centralized registration depository account	2,608	
Prepaid Expenses	172,512	
Commissions receivable on customer contracts	1,463,314	
Equipment	78,184	
Accumulated depreciation	(65,647)	
TOTAL ASSETS		$ 2,920,704

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 29,658	
Accrued expenses	360,650	
Commissions payable on customer contracts	1,221,743	
Unearned assessments	621,558	
Payroll liabilities	1,775	
TOTAL LIABILITIES		$ 2,235,384
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	$ 100	
Additional paid-in capital	46,747	
Retained earnings	638,473	
TOTAL STOCKHOLDERS' EQUITY		685,320
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,920,704

The accompanying notes are an integral part of the Financial Statements

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

OPERATING REVENUES		
Revenues from contracts with customers	$ 19,720,990	
Other income	620,168	
TOTAL OPERATING REVENUES		$ 20,341,158
EXPENSES		
Commissions and fees	16,405,321	
Communications	398,617	
Depreciation	2,610	
Licenses	285,964	
Occupancy	87,196	
Other expenses	876,847	
Salaries, Benefits, and Taxes	1,650,327	
TOTAL OPERATING EXPENSES		19,706,882
NET INCOME		$ 634,276

The accompanying notes are an integral part of the Financial Statements

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 634,276	
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation expense	2,610	
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable on customer contracts	40,765	
(Increase) Decrease in other receivables	(44,901)	
(Increase) Decrease in Prepaid Expenses	(124)	
Increase (Decrease) in accounts payable and accrued expenses	362,571	
Increase (Decrease) in commissions payable on customer contracts	(6,804)	
Increase (Decrease) in unearned assessments	47,163	
Increase (Decrease) in other liabilities	3	
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,035,559
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(10,696)	
NET CASH USED BY INVESTING ACTIVITIES		(10,696)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders	(650,000)	
NET CASH USED BY FINANCING ACTIVITIES		(650,000)
NET INCREASE IN CASH		374,863
CASH AT BEGINNING OF YEAR		894,870
CASH AT END OF YEAR		$ 1,269,733

The accompanying notes are an integral part of the Financial Statements

FORTUNE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY
YEAR ENDED DECEMBER 31, 2022

	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance January 1, 2022	100	$ 100	$ 46,747	$ 654,197	$ 701,044
Distributions to stockholders	-	-	-	(650,000)	(650,000)
Net income	-	-	-	634,276	634,276
Balance at December 31, 2022	100	$ 100	$ 46,747	$ 638,473	$ 685,320

The accompanying notes are an integral part of the Financial Statements

FORTUNE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission ("SEC") and is registered with Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2022, the Company did not have any cash equivalents.

Revenue Recognition

The Company follows ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows for the year ended December 31, 2022.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (Continued)

Commission revenue includes mutual fund, 529 plan, variable annuity and insurance products, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2022 was $12,444.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2022.

As of December 31, 2022, the Company's income tax returns for years 2021, 2020, and 2019 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company had cash in excess of the insurance limits in the amount of $1,019,733.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month-to-month basis with monthly payments of $7,000. For the year ended December 31, 2022, rent expense related to this lease was $84,000 and is included in the occupancy expenses on the statement of income. Total occupancy expenses for the year were $87,196. This lease agreement does not qualify under ASC Topic 802, Leases effective January 1, 2019.

Note 3 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2022 was $30,260. These expenses are included in the Salaries, Benefits & Taxes on the statements of income.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2022, the Company had net capital of $141,449 in excess of its required net capital of $149,100. The Company's ratio of aggregate indebtedness to net capital was 7.69 to 1.

Note 5 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2022; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 6 – Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Commissions and Fees	
Variable Contracts Commissions	$ 6,310,802
12B-1 Fees	10,817,279
Mutual Fund Commissions	1,376,673
Insurance Commissions	1,216,236
Total Revenue from Contracts with Customers	$ 19,720,990

Note 7 – Contingencies and Risks

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of December 31, 2022. Management is not aware of any contingencies as of December 31, 2022 that would require recognition or disclosure due to a material impact on the annual financial statements.

Note 8 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 28, 2023, which is the date the financial statements were available to be issued.

In February 2023, the Company accepted a resolution with a regulatory agency because of an exam. The settlement with the regulatory agency requires the Company to pay restitution amounting to $637,355 on or before June 10, 2023. At December 31, 2022, the Company's management team determined an accrual of $350,000 was reasonable to cover the expected liability at the time. The additional costs were recorded in January 2023. The Company intends to seek reimbursement from the estate of the representative whose actions caused this liability.

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

	Amended Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 685,320		$ 685,320
Deductions and / or Charges:			
Non-allowable assets:			
CRD account	2,608		2,608
Net commissions receivable	207,114		207,114
Prepaid Expenses	172,512		172,512
Equipment - net	12,537		12,537
Total non-allowable assets	394,771		394,771
Net Capital	$ 290,549		$ 290,549
Aggregate Indebtedness	$ 2,235,384		$ 2,235,384
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required			
($5,000 or 6 2/3% of Aggregate indebtedness)	$ 149,100		$ 149,100
Excess Net Capital			
(Net Capital minus Minimum net capital)	$ 141,449		$ 141,449
Excess (Deficit) Net Capital at 100%			
(Net Capital minus 10% of Total aggregate indebtedness)	$ 67,010		$ 67,010
Ratio: Aggregate Indebtedness to Net Capital	769.4%		769.4%

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITIES FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2022

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Fortune Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2022 to December 31, 2022

I, Mitch Whitenack, Chief Operating Officer of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17 CFR § 240.17a-5 throughout the fiscal period covering January 1, 2022 through December 31, 2022.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2022 to December 31, 2022.

Thank you for your oversight,

Mitch Whitenack
Chief Operating Officer
Fortune Financial Services

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) ("exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 28, 2023

FORTUNE FINANCIAL SERVICES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2022

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2022

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by **Fortune Financial Services, Inc.** and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fortune Financial Services, LLC ("Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Fortune Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' (vendor disbursement records) entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be, and should not be, used by anyone other than these specified parties.

Pittsburgh, Pennsylvania
February 28, 2023

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fortune Financial Services, Inc.
3582 Brodhead Road, Suite 202
Monaca, PA 15061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 54
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______________ Date Paid	(29)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	25
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 25

G. **PAYMENT:** √ the box
Check mailed to P.O. Box [X] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $ 25

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of January, 20 23.

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2022
and ending 12-31-2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,341,158
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	20,305,386
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	20,305,386
2d. SIPC Net Operating Revenues	$ 35,772
2e. General Assessment @ .0015	$ 54 (to page 1, line 2.A.)